Exhibit 99.B

California State Teacher’s Retirement System

For Immediate Release: January 25, 2011

Contact: Ralph Whitworth	Contact: Patrick Hill
(858) 704-3330	(916) 414-1424
rvw@rillc.com	Newsroom@calstrs.com
http://www.rillc.com/	www.CalSTRS.com

CalSTRS and Relational Endorse
Charles River Laboratories’ Board Appointments

Formation of new Strategic Planning Committee praised.

WEST SACRAMENTO, CA — The California State Teachers’ Retirement System (“CalSTRS”) and Relational Investors LLC (“Relational”) issued the following statement in response to the appointments of Robert J. Bertolini and Richard F. Wallman to the Charles River Laboratories International, Inc. (“the Company”) Board of Directors:

In discussions with the Company over the past several weeks we have endorsed both candidates. The appointments of these highly qualified individuals, both of whom have excellent track records for superior financial stewardship, including tight cost control and best-practices in capital allocation, represent a significant first step toward the Company’s reestablishing credibility with its shareholders.

We are also pleased that the Company has accepted our recommendation to form a board-level Strategic Planning and Capital Allocation Committee, on which both new board members will serve. This committee will help avoid the strategic missteps of the past several years and ensure that the board plays a central role in the key decisions that will drive shareholder value in the future.

As a result of these actions, CalSTRS and Relational, which together own 3.5 million Company shares, representing approximately 6% of the shares outstanding, have notified the Company that we do not deem it necessary to put forward independent board nominees for the Company’s upcoming annual meeting and that we plan to vote for the Company’s nominees.

The California State Teachers’ Retirement System, with a portfolio valued at $146.4 billion, is the second largest public pension fund in the United States. It administers retirement, disability and survivor benefits for California’s 852,000 public school educators and their families from the state’s 1,600 school districts, county offices of education, and community college districts.

Relational Investors LLC is an employee-owned Registered Investment Adviser and asset management firm, which manages approximately $6 billion. The firm serves some of the largest pension funds and institutional investors in the world. Relational’s mission is to create long-term value for clients by applying its “relational” strategy. The firm invests in and strives to create excess performance in publicly traded, underperforming companies that it believes are undervalued in the marketplace.

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